FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2002

Pacific North West Capital Corp.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.

(Registrant)

“Taryn Downing”

Date:   December 31, 2002

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 6, 2002

Item 3: Press Release

A Press release dated and issued November 6, 2002 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce that it has entered into a joint venture agreement with Freegold on the Union Bay Platinum Project located in southeastern Alaska.

Item 5: Full Description of Material Change

For more detail, see attached Press Release dated November 6, 2002

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 7, 2002__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

NEWS RELEASE

NOVEMBER 6, 2002

PACIFIC NORTH WEST CAPITAL CORP.  ENTERS INTO OPTION/JOINT VENTURE WITH FREEGOLD ON UNION BAY PLATINUM PROPERTY, ALASKA

Freegold Ventures Limited (Freegold) (ITF: TSX) and Pacific North West Capital Corp. (PFN) (PFN: TSX)  are pleased to announce that Pacific North West Capital Corp. has entered into an option/joint venture agreement with Freegold on the Union Bay Platinum Project, located in southeastern Alaska.  PFN may earn a 50% interest in the project by completing exploration expenditures totaling $1 million, participating in the current Freegold financing for $165,000, making cash payments totaling $100,000 over 4 years and issuing 60,000 PFN shares.  PFN may earn a 60% interest by completing a feasibility study, and a 70% interest by arranging all financing through to commercial production. The foregoing is subject to regulatory approval.

The Union Bay Property is centred on a 12 km by 7 km zoned Ural –Alaska comples consisting of a dunite core grading outward through olivine pyroxenite and pyroxenite to hornblendite and gabbro. Freegold originally acquired the property in 2000 after a regional review of PGE potential in the Alexander Platinum Belt of Southeastern Alaska. Initial efforts were concentrated on the northeastern part of the Union Bay complex where government surveys indicated values up to 19 grams per tonne Pt in pan concentrates.

Six Zones of multi-gram platinum/palladium mineralization identified to date:

Exploration conducted in 2000 and 2001 identified six zones of multi-gram platinum/palladium mineralization in grab samples from the outcrop and drill core. Over US $600,000 has been spent on exploring the property since 2000. Surface exploration to date has covered only 40% of the Union Bay complex.

Grab samples from the North zone frequently assay greater than  1 gram per tonne Pt + Pd, with sporadic samples assaying up to  17.0 - 19.0 g/t Pt & Pd.  Continuous five-foot rock chip samples taken at the North zone returned combined Pt & Pd values of 17.3g/t, 6.03g/t and 3.45 g/t, respectively.

The western-most mineralized zone discovered to date is Mt. Burnett zone. Combined Pt & Pd values assay up to 11.5g/t. This zone remains open along strike. Other zones discovered include the Lexus zone with combined Pt & Pd values up to 5.01g/t ; the Jaguar zone combined Pt & Pd values up to 3.34g/t. In addition, reconnaissance sampling  at the Cobra east zone and the Cobra west returned sample grades up to 8.8g/t and 3.6g/t, respectively.

A diamond drill program ( 4 holes, 356 m) completed in September 2001, intersected values up to 11.2 g/t over 0.5m (UB-UB01-1). Two holes (UB-01-1, UB-01-2) were drilled in the North Zone where previous surface sampling and rock saw trenching had returned values up to 18 grams per tonne (g/t) platinum (Pt) and palladium (Pd).  Two additional holes (UB01-3 and UB01-4) were drilled at Mt. Burnett, about 3.2 kilometres west of the North Zone, where previous surface sampling returned values up to 11.5 g/t Pt and Pd. Values intersected ranged up to 1.1 g/t Pt and Pd over a one-foot interval in hole UB01-4.

PFN is currently reviewing all the project data in order to facilitate planning of an exploration program on this highly prospective property.

The Qualified Person for the project is Curtis Freeman, MSc., Geologist.

Freegold is listed on The Toronto Stock Exchange and has received 20F clearance in the United States.

PFN is listed on The Toronto Stock Exchange and has received 20F clearance in the United States.

On behalf of the Board of Directors of

Freegold Ventures Limited

“Colin Bird”

Colin Bird

President

On behalf of the Board of Directors of

Pacific North West Capital Corp.

“Harry Barr”

Harry Barr

President

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission